Exhibit M

December 3, 2003

VIA SEDAR

Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission

Dear Sirs/Mesdames:

Re:      Metallica Resources Inc. (the “Company”)

     We refer to the final long-form prospectus dated December 3, 2003 (the “Prospectus”) of the Company, relating to the qualification for distribution of 38,700,000 Units of the Company, each Unit consisting of one common share in the Capital of the Company and one-half of one Series I common share purchase warrant.

     We hereby consent to the inclusion in such Prospectus of the reference to our firm name on the face page and under the heading “Eligibility for Investment” and to the reference to and use of our opinion under the heading “Eligibility for Investment”.

     We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinion referred to above or that is within our knowledge as a result of the services we performed in connection with such opinion.

     This letter is solely for the information of the addressees and is not to be referred to in whole or in part in the Prospectus or in any other similar document and is not to be relied upon for any other purpose.

Yours very truly,